UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

SAVVIS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

805423100

(CUSIP Number)

ONE EQUITY PARTNERS LLC

320 Park Avenue

18th Floor

New York, NY 10022

Attention:  Erin E. Hill

(212) 277-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David A. Sirignano

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave, NW

Washington, DC 20004

March 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MLT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 86,119,996

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 86,119,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,119,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTH Holdings, Inc. (formerly Moneyline Telerate Holdings)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) One Equity Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 86,119,996

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 86,119,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,119,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

Explanatory Note

This Amendment No. 2 is being filed to add MLT, LLC as a reporting person given MTH Holdings, Inc.’s (formerly Moneyline Telerate Holdings) assignment of its interest in Savvis, Inc.’s Series A Convertible Redeemable Preferred Stock to MLT, LLC.  This transaction is described more fully under Item 6.

Item 1.	Security and Issuer

This Amendment No. 2 to the Schedule 13D originally filed on June 14, 2005, relates to the common stock, par value $0.01 per share, of Savvis, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 1 Savvis Parkway, Town & Country, Missouri  63017.

Item 2.	Identity and Background

(a) – (c), (f) Name, Address, Principal Business, Citizenship

Reporting Persons	Principal Business	Address of Principal Office

MLT, LLC	To manage its liabilities, monetize its assets and prepare for the winding up of its affairs.	320 Park Avenue, 18th Floor New York, New York 10022

MTH Holdings, Inc. (formerly Moneyline Telerate Holdings)	To manage its liabilities, monetize its assets and prepare for the winding up of its affairs.	320 Park Avenue, 18th Floor New York, New York 10022

One Equity Partners LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Co-Investors LLC	To hold and manage investments for certain employees of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Holding Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	320 Park Avenue, 18th Floor New York, New York 10022

Bank One Investment Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Capital Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

Banc One Financial LLC	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Chase & Co.	To provide general financial services.	270 Park Avenue New York, New York 10017

MLT, LLC is controlled by One Equity Partners LLC (“OEP”).  MTH Holdings, Inc. is a wholly-owned subsidiary of MLT, LLC.  The remaining entities listed above are included herein solely pursuant to Instruction C of Schedule 13D.  OEP Holding Corporation (“OEP Holding”) controls the managing members of OEP and OEP Co-Investors; Bank One Investment Corporation (“BOI”) owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation (“JPM CC”) owns all of the outstanding capital stock of BOI; Bank One Financial LLC (“BOF LLC”) owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co. (“JPMC”) owns all of the outstanding stock of BOF LLC.  JPMC expressly disclaims beneficial ownership of the shares reported herein.

All of the above entities are organized in Delaware.  A joint filing agreement by the Reporting Persons is attached hereto as Exhibit A.

Information concerning the executive officers and directors of the Reporting Persons, including their principal occupations and beneficial ownership, is provided in Annex I to this Schedule 13D.

(d) – (e)  Legal Proceedings

No change.

Item 3.	Source and Amount of Funds or Other Consideration

Under the Stock and Asset Purchase Agreement dated December 20, 2004 by and among Reuters Limited, Reuters S.A. (collectively, “Reuters”), MTH Holdings, Inc. (formerly Moneyline Telerate Holdings) (“MTH”), certain subsidiaries of MTH named therein, and One Equity Partners LLC, Reuters acquired certain operations and business conducted by MTH (“the Agreement”).  In connection with this acquisition, Reuters transferred 40,870 shares of Series A Convertible Preferred Stock of Savvis, Inc. (the “Savvis Stock”) to MTH.

This Amendment No. 2 is being filed to reflect MTH’s assignment of the Savvis Stock to MLT, LLC.  After MTH’s assignment of the Savvis Stock, substantially all of MTH’s common and preferred stock was automatically cancelled and exchanged for interests in MLT, LLC.  One share of MTH’s preferred stock that had been issued to MLT, LLC, in connection with the assignment, was exchanged for one share of MTH’s common stock.  This is the only share of MTH’s stock that is currently outstanding.  Consequently, MTH is now a wholly-owned subsidiary of MLT, LLC.

Item 4.	Purpose of Transaction

No change.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Beneficial ownership

Beneficial ownership by the Reporting Persons as of March 29, 2006 is incorporated by reference to Items 7 — 11 of their respective cover pages.

Beneficial ownership of the executive officers and directors is incorporated by reference to Annex I.

(c)           Transactions during the past sixty days

None of the Reporting Persons or persons listed in Annex I have purchased or sold the Issuer’s securities in the last 60 days other than the acquisition of Savvis Stock as reported herein.

(d)           Right to receive dividends or proceeds

Not applicable.

(e)           Beneficial ownership of less than five percent

As a result of the assignment, MTH is not a beneficial owner.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 2 is being filed to reflect MTH’s assignment of the Savvis Stock to MLT, LLC under the Assignment and Assumption Agreement dated March 29, 2006.  Under that agreement, MTH assigned certain assets to MLT, LLC, including 19,631 shares of Series A Convertible Redeemable Preferred Stock of SAVVIS, Inc., MTH’s rights to the property held in escrow pursuant to the Escrow Agreement (discussed in the Schedule 13D originally filed on June 14, 2005), including rights to another 21,239 shares of Series A Convertible Redeemable Preferred Stock, and all rights with respect to the shares to receive dividends and distributions.

Additionally, in connection with the assignment, MLT, LLC and OEP entered into an Amended and Restated Pledge Agreement dated March 29, 2006.  Under this agreement, MLT, LLC has pledged all of the Savvis Stock that it beneficially owns and all proceeds of such securities receivable or distributed in respect thereof as security for payment in full of certain obligations.

Item 7.	Material to Be Filed as Exhibits

1.     Stock and Asset Purchase Agreement, dated as of December 20, 2004 (the “Purchase Agreement”), by and among Reuters Limited, Reuters S.A., Moneyline Telerate Holdings, Inc., the subsidiaries of Moneyline Telerate Holdings named therein, and One Equity Partners LLC (for the limited purposes set forth therein), incorporated by reference to Exhibit 4.13 of Form 20 F, filed by Reuters Group PLC on March 9, 2005*

2.     Amendment No. 1 to the Purchase Agreement, dated as of May 20, 2005, incorporated by reference to Exhibit 23 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005*

3.     Amendment No. 2 to the Purchase Agreement, dated as of June 3, 2005, incorporated by reference to Exhibit 24 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005*

4.     Escrow Agreement, dated as of June 3, 2005 by and among Moneyline Telerate Holdings, Inc., Reuters Limited, and The Bank of New York, incorporated by reference to Exhibit 25 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005*

5.     Investor Rights Agreement, incorporated by reference to Exhibit 10.2 of Form 8-K, filed March 27, 2002 by Savvis, Inc.*

6.     Side Letter dated May 16, 2001, incorporated by reference to Exhibit 10.4 of Form 8-K, filed June 4, 2001 by Savvis, Inc.*

7.     Assignment and Assumption Agreement dated March 29, 2006 by and between MTH Holdings, Inc. (formerly Moneyline Telerate Holdings) and MLT, LLC

8.     Amended and Restated Pledge Agreement dated March 29, 2006 by and between MLT, LLC and One Equity Partners LLC

9.     Joint Filing Agreement, attached hereto as Exhibit A

*  Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of both of the Reporting Persons.

Dated as of:  April 7, 2006

MLT, LLC
By:	/s/ Alexander Russo

Name:	Alexander Russo
Title:	Chief Executive Officer

MTH Holdings, Inc.
By:	/s/ Alexander Russo

Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC
By:	/s/ Richard M. Cashin

Name:	Richard M. Cashin
Title:	President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX I

All executive officers and directors of the Reporting Persons are citizens of the United States.

MLT, LLC

Name	Principal Occupation or Employment
Directors
Alexander Russo	Chief Executive Officer
Daniel J. Selmonosky	Vice President One Equity Partners LLC
David Walsh	Member One Equity Partners LLC

Executive Officers
Alexander Russo	Chief Executive Officer
Adam J. Ableman	President and Secretary

The business address for MLT’s officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

MTH Holdings, Inc.

Name	Principal Occupation or Employment
Directors
Alexander Russo	Chief Executive Officer
Daniel J. Selmonosky	Vice President One Equity Partners LLC
David Walsh	Member One Equity Partners LLC

Executive Officers
Alexander Russo	Chief Executive Officer
Adam J. Ableman	President, General Counsel, and Secretary

The business address for MTH’s directors and officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

One Equity Partners LLC

Name	Principal Occupation or Employment
Executive Officers
Richard M. Cashin	President
Erin E. Hill	Chief Financial Officer and Treasurer
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Richard W. Smith	Vice President
Theodora Stojka	Vice President
Judah A. Shechter	Vice President and Secretary

The business address for One Equity’s executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Co-Investors LLC

Name	Principal Occupation or Employment
Executive Officers
Brian A. Bessey	President
Erin E. Hill	Chief Financial Officer
Theodora Stojka	Vice President & Treasurer
Judah A. Shechter	Secretary

The business address for OEP Co-Investors’ executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Holding Corporation

Name	Principal Occupation or Employment and Address	Name, Business and Address Where Employed
Directors
Richard M. Cashin	President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Ina R. Drew	Chief Investment Officer	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Franklin Hobbs	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Jay Mandelbaum	Head, Strategy	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Heidi G. Miller	Treasury & Securities Services	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Jacques Nasser	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Christopher von Hugo	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
James S. Rubin	Vice President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Richard W. Smith	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Officers
Richard M. Cashin	President
Erin E. Hill	Chief Financial Officer and Treasurer
Adam Mukamal	Vice President
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Theodora Stojka	Vice President
Judah A. Shechter	Vice President and Secretary

The business address for OEP Holding’s executive officers is 320 Park Avenue, 18th Floor, New York, NY 10022.

Bank One Investment Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Richard M. Cashin	President & Chairman of the Board	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Richard W. Smith	Senior Vice President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Officers
Richard M. Cashin	President and Chairman of the Board
Daniel J. Selmonosky	Managing Director
Constance T. Teska	Senior Vice President
Brian A. Bessey	Senior Vice President
Richard W. Smith	Senior Vice President
Erin E. Hill	Treasurer
Lisa C. Martin	Vice President
James S. Rubin	Vice President
Theodora Stojka	Vice President
Adam Mukamal	Vice President
Judah A. Shechter	Secretary

The business address for Bank One Investment’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Capital Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Francisco J. Pereiro	Chairman of the Board	JPMorgan Capital Corporation 10 South Dearborn Chicago, IL 60603
John M. Buley	Director	JPMorgan Capital Corporation 120 S La Salle Street, Floor 2 Chicago, IL 60603
Peter G. Weiland	Managing Director	JPMorgan Chase Bank 270 Park Avenue New York, NY 10017
Officers
Francisco J. Pereiro	President and Chairman of the Board
Ellen J. Manola	Chief Financial Officer

Patricia M. Borkowski	Managing Director
Mit C. Buchanan	Managing Director
John M. Buley	Managing Director
Kelly A. Chesney	Managing Director
John M. Eber	Managing Director
James N. Eligator	Managing Director
Paul A. Gargula	Managing Director
William P. Kusack, Jr.	Managing Director
Claudia J. Machaver	Managing Director
Patrick J. McCarthy	Managing Director
Jean F. Nagatani	Managing Director
Patrick J. Nash	Managing Director
Aloysius T. Stonitsch	Managing Director
Constance T. Teska	Senior Vice President
Moira L. Miller	Treasurer
Robert A. Long, Jr.	Secretary

The business address for JPMorgan Capital’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

Banc One Financial LLC

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Michael J. Cavanagh	Chief Financial Officer	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Mark I. Kleinman	President	Bank One Financial LLC 1 Bank One Plaza Chicago, IL 60670
Officers
Mark I. Kleinman	President
John J. Hyland	Vice President and Treasurer
Robin A. Ayres	Vice President
Lisa J. Fitzgerald	Vice President
Elias E. Olmeta	Vice President
Louis M. Morrell	Vice President
James C. Berry	Secretary

The business address for Bank One Financial’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Chase & Co.

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Hans W. Becherer	Retired Chairman of the Board and Chief Executive Officer Deere & Company	Deere & Company One John Deere Place Moline, IL 61265
John H. Biggs	Former Chairman and Chief Executive Officer TIAA-CREF	TIAA-CREF PO Box 1259 Charlotte, NC 28201
Lawrence A. Bossidy	Retired Chairman of the Board Honeywell International Inc.	Honeywell International Inc. 101 Columbia Road Morristown, NJ 07962
Stephen B. Burke	President Comcast Cable Communications, Inc.	Comcast Cable Communications, Inc. 1500 Market Philadelphia, PA 19102
James S. Crown	President Henry Crown and Company	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
James Dimon	President and Chief Executive Officer JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Ellen V. Futter	President and Trustee American Museum of Natural History	American Museum of Natural History Central Park West at 79th Street New York, NY 10024-5192
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
William B. Harrison, Jr.	Chairman of the Board JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc.	Clear Creek Properties, Inc. 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation	Exxon Mobil Corporation 5959 Las Colinas Boulevard Irving, TX 75039-2298
John W. Kessler	Owner John W. Kessler Company	The New Albany Company 220 Market Street, Suite 200 New Albany, OH 43054
Robert I. Lipp	Senior Advisor JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation	Masco Corporation 21001 Van Born Road Taylor, MI 48180
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc.	Yum! Brands, Inc. 1441 Gardiner Lane Louisville, KY 40213

William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson
Executive Officers
William B. Harrison Jr.	Chairman of the Board
James Dimon	President and Chief Executive Officer
Austin A. Adams	Chief Information Officer
Steven D. Black	Co-Chief Executive Officer, Investment Bank
Richard J. Srednicki	Chief Executive Officer and Executive Vice President, Card Services
Michael J. Cavanagh	Chief Financial Officer
Frank Bisignano	Chief Administrative Officer
John F. Bradley	Director of Human Resources
Joan Guggenheimer	Co-General Counsel
Ina R. Drew	Chief Investment Officer
Samuel Todd Maclin	Head, Commercial Banking
Jay Mandelbaum	Head, Strategy
William H. McDavid	Co-General Counsel
Heidi G. Miller	Treasury & Securities Services
Charles W. Scharf	Head, Retail Financial Services
James E. Staley	Head, Asset & Wealth Management
Don M. Wilson III	Chief Risk Officer
William T. Winters	MD & Co-Chief Executive Officer, Investment Bank

The business address for JPMorgan Chase’s executive officers is 270 Park Avenue, New York, NY 10017.

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Amendment No. 2 to Schedule 13D is filed on behalf of both of us.

Dated as of:  April 7, 2006

MLT, LLC
By:	/s/ Alexander Russo

Name:	Alexander Russo
Title:	Chief Executive Officer

MTH Holdings, Inc.
By:	/s/ Alexander Russo

Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC
By:	/s/ Richard M. Cashin

Name:	Richard M. Cashin
Title:	President